Monthly Report - March, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,388,732        6,047,950
Change in unrealized gain (loss) on open              127,480      (3,235,355)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               6,311            7,538
      obligations
   Change in unrealized gain (loss) from U.S.          73,498          134,760
      Treasury obligations
Interest Income 			              336,237          962,826
Foreign exchange gain (loss) on margin deposits     (103,898)         (96,297)
				                 ------------    -------------
Total: Income 				            4,828,360        3,821,422

Expenses:
   Brokerage commissions 		              686,822        2,049,710
   Management fee 			               50,837          147,033
   20.0% New Trading Profit Share 	               70,872           70,872
   Custody fees 		       	                7,955            7,954
   Administrative expense 	       	               83,359          251,081
					         ------------    -------------
Total: Expenses 		                      899,845        2,526,650
Net Income(Loss)			   $        3,928,515        1,294,772
for March, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (134,677.300    $     3,850,764    165,935,734    169,786,498
units) at February 28, 2019
Addition of 		 	              0        481,820        481,820
302.005 units on March 1, 2019
Redemption of 		 	              0    (2,772,121)    (2,772,121)
(2,177.951) units on  March 31, 2019*
Net Income (Loss)               $       105,895      3,822,620      3,928,515
for March, 2019
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2019
(132,845.817 units inclusive
of 44.463 additional units) 	      3,956,659    167,468,053    171,424,712
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2019 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.22% 	     0.43%  $  1,190.59	  108,914.992 $   129,672,736
Series 3    2.39% 	     1.36%  $  1,676.49	   19,141.313 $    32,090,300
Series 4    2.75% 	     2.01%  $  2,110.00	    3,906.508 $     8,242,725
Series 5    2.25% 	     1.09%  $  1,606.96	      883.004 $     1,418,951

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					April 10, 2019
Dear Investor:

After a month of significant economic and political uncertainty that tended to mute position sizes, trading of interest rate, equity and, to a small extent, commodity futures registered gains that outpaced a fractional loss from trading currency forwards.

A surprisingly dovish pivot by global central banks--especially the Federal Reserve and ECB, disappointing economic data from Europe, China and the U.S., and a persistent lack of inflation acceleration boosted demand for government fixed income instruments. Consequently, long positions in German, French, Italian and British interest rate futures were quite profitable. A long position in the U.S. long Treasury bond future was also profitable. On the other hand, short positions in U.S. 2-, 5-, and 10-year note futures and in short-term Eurodollar futures resulted in partially offsetting losses. Short positions in Japanese and Canadian bond futures were also unprofitable.

Equity markets were buffeted by the positive influence of a more accommodative monetary policy environment and by the negative influences of global growth worries, trade tensions and Brexit uncertainty. Overall, long positions in U.S., Chinese, Hong Kong, Taiwanese, Australian, Canadian, French and Dutch equity futures were profitable. A short vix position also posted a gain.
On the other hand, trading the stock indices of several countries that faced specific political and/or trade difficulties-Korea, Germany, the U.K., Italy, Japan and Spain-produced partially offsetting losses.

Short silver and gold trades, short coffee and sugar trades and trading of livestock futures were each marginally positive. Energy trading was marginally profitable too as small gains from long Brent crude oil and RBOB gasoline positions slightly outdistanced losses from long heating oil and London gas oil trades. Finally, small profits on short corn and soybean oil trades offset small losses from long soybean and soybean meal positions.

Several long positions in high yield currencies versus the dollar were negatively impacted by domestic political developments. A long Turkish lira position was unprofitable as investors sold the lira ahead of March 31 Turkish parliamentary elections. A long Brazilian real trade was unprofitable when the currency weakened as President Bolsonaro's efforts to overhaul the pension system ran into problems in Congress and after the arrest of former President Temer. A long South African rand position posted a loss as a May election and Moody's debt rating review loomed against a background of slowing growth and rolling power outages from Eskom, the government utility. Long positions in the Korean won, Chilean peso and Columbian peso also posted losses, as did short positions in the euro and Swiss franc. On the other hand, long Russian ruble and Indian rupee trades against the dollar, and short pound sterling and Canadian dollar positions relative to the dollar provided partially offsetting profits. Short euro trades against the Swedish and Norwegian currencies were also slightly profitable.



				     Very truly yours,

					Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman